(Not for Distribution to US newswire Services or for dissemination in the United States)
Evolving Gold Corp Appoints Chief Geologist, Stakes New Claims in
Nevada and Announces Financings Totalling $3.5 Million

March 19, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce the appointment of Dr. Quinton Hennigh M.Sc., Ph.D, as chief geologist effective March 15, 2007. Dr. Hennigh has outlined an aggressive gold exploration program for the Company and has staked 600 claims (12,000 acres) in the Slumbering Hills area in Nevada on behalf of the Company. The newly staked claims will be subject to a summer work program during 2007. To finance this program and the Company’s intended work program on its Malone property in New Mexico, the Company is pleased to announce it has entered into an engagement agreement with Pacific International Securities Inc. (the “Agreement”) for the private placement to raise up to $3,000,000 (the “Offering”). The Offering will consist of the issuance of up to 12,000,000 units (the “Units”) at $0.25 per Unit, each Unit will consist of one common share and one transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of two years from the date of closing at a price of $0.35. The Company will pay a commission equal to 8% of the gross proceeds of the Offering, payable in cash or Units of the Offering, at the election of the Agent. The Agent will also be granted compensation options (the “Compensation Options”) equal in number to 10% of the number of Units sold under the Offering. Each Compensation Option will entitle the Agent to purchase one common share for a period of two years from the date of closing at an exercise price of $0.30. Closing of the Offering is subject to regulatory approval and customary conditions.

The Company also announces a non-brokered financing of up to $500,000 in gross proceeds (the “Non-Brokered Offering”). By way of the issuance of up to 2,000,000 units of the Company at a price of $0.25 per Unit. Each Unit shall consist of one common share and one transferable common share purchase warrant. Each warrant shall be exercisable at any time for one common share at a price of $0.35 for a period of two years following closing. Finders’ fees with respect to the Non-Brokered Offering may be paid in accordance with regulatory policy. This private placement is also subject to regulatory approval.

The net proceeds of the two financings will be used for acquisition and exploration of mineral properties in Nevada and New Mexico and for general working capital purposes.

Following the appointment of Dr. Hennigh, the Company’s geological team is comprised of Dr. Hennigh, Dr. Lawrence Dick, and Dr. Chris Osterman.

About Dr. Hennigh:
Quinton Hennigh, M.Sc., Ph.D, Chief Geologist
Through his career, Dr. Hennigh has made significant contributions to Newmont Mining, Newcrest Mining and Homestake Mining throughout North America, in Europe, Australia, Asia and South America. He brings to the Company’s gold exploration and research program a balance of pragmatic, business sensitivity and bold innovation. Dr. Hennigh’s network of industry colleagues are committed to maintaining ongoing business relationships with Dr. Hennigh at Evolving Gold. Over the past fifteen years, Dr. Hennigh has established an enviable reputation for timely and efficient completion of exploration programs under his supervision.

As a result of his experience, Dr. Hennigh is a world-respected expert on Nevada Gold exploration and comes from Newmont Mining Corporation where he served as senior geologist. Dr. Hennigh will both advance the Company’s existing gold projects (including the Winnemucca gold property under Joint Venture with Meridian Gold) and develop significant precious metal opportunities for the Company.

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada,  V6C 3E8
Tel. 604-685-6375   Toll Free 866-604-3864   Email. info@evolvinggold.com   Web. www.evolvinggold.com
CNQ: GOLD          OTC-BB: EVOGF

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence Dick”
Dr. Lawrence A Dick
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Not For Distribution to U.S. Newswire Services or for Dissemination in The United States

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada,  V6C 3E8
Tel. 604-685-6375   Toll Free 866-604-3864   Email. info@evolvinggold.com   Web. www.evolvinggold.com
CNQ: GOLD          OTC-BB: EVOGF